SECURITIES AND EXCHANGE COMMISSION

                                   Washington, D.C. 20549

                                          FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For fiscal year ended December 31, 1993

                                             or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


for transition period from ______________ to ______________

Commission File Number:  2-64025

A. Full title of the plan and the address of the plan if different from that of the issuer named below: Transco Energy Company Thrift Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Transco Energy Company, 2800 Post Oak Boulevard, P. O. Box 1396, Houston, Texas 77251.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Administrative Committee of the
Transco Energy Company Thrift Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Transco Energy Company Thrift Plan as of December 31, 1993 and 1992, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1993. These financial statements and schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Transco Energy Company Thrift Plan as of December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 1993, included as
Schedule I, and schedule of reportable transactions for the year ended December 31, 1993, included as Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                              ARTHUR ANDERSEN & CO.


Houston, Texas
June 20, 1994

                                     TRANSCO ENERGY COMPANY THRIFT PLAN
                                     __________________________________


                            STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            ____________________________________________________



                                                         As of December 31,
                                                  ________________________________
                                                       1993              1992
                                                  _____________     _____________

   ASSETS:
   Common stock of Transco Energy
    Company, 1,348,837 and
    1,461,668 shares, respectively                 $ 19,052,334      $ 20,828,775
   Fixed Income Fund -
    FMTC U.S. Government Reserve                        962,482               -
   Guaranteed Investment Contracts -
    Metropolitan Life                                37,531,773        65,102,132
    Peoples Security Life                             8,810,005               -
    Life of Virginia                                  5,938,460               -
    Provident Life                                    4,711,933               -
   Fidelity Funds -
    Magellan Fund, 121,302 and 79,935
     shares, respectively                             8,594,212         5,036,728
    Puritan Fund, 154,092 and 15,784
     shares, respectively                             2,426,953           232,649
    Contrafund, 16,311 shares                           503,031               -
    OTC Portfolio, 4,272 shares                         103,131               -
    Retirement Money Market Portfolio                   873,826           764,681
                                                  _____________     _____________

       Total investments                             89,508,140        91,964,965

    Loans receivable from participants                1,206,957           639,911
                                                  ______________    _____________
Net assets available for plan benefits             $ 90,715,097      $ 92,604,876
                                                  ______________    _____________
                                                  ______________    _____________




                 The accompanying notes are an integral part of these financial statements.

                                     TRANSCO ENERGY COMPANY THRIFT PLAN
                                     __________________________________


                                     STATEMENT OF CHANGES IN NET ASSETS
                                     ___________________________________

                                         AVAILABLE FOR PLAN BENEFITS
                                         ___________________________

                                    FOR THE YEAR ENDED DECEMBER 31, 1993
                                    ____________________________________



INVESTMENT INCOME:
 Cash dividends                                                               $   394,410
 Interest on investments                                                        5,537,086
 Interest on participant loans                                                     69,855
                                                                              ____________

                          Total investment income                               6,001,351

NET REALIZED GAIN ON INVESTMENTS                                                  363,088

NET UNREALIZED APPRECIATION OF INVESTMENTS                                        177,925

PARTICIPANT CONTRIBUTIONS                                                       4,429,607

WITHDRAWALS AND DISTRIBUTIONS                                                 (12,861,750)
                                                                              ____________

DECREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS                             (1,889,779)

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year                      92,604,876
                                                                              ____________

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                           $90,715,097
                                                                              ____________
                                                                              ____________


                 The accompanying notes are an integral part of these financial statements.

                               TRANSCO ENERGY COMPANY THRIFT PLAN
                               __________________________________


                                  NOTES TO FINANCIAL STATEMENTS
                                  _____________________________



1.   DESCRIPTION OF THE PLAN:
   ________________________

General
_______

The Transco Energy Company Thrift Plan (the Plan) was adopted effective July 1, 1955. Participation in the Plan is available to each employee of Transco Energy Company and its subsidiaries (collectively, Transco or the Company), who (a) has completed at least one year of service, (b) is not a member of or represented by a collective bargaining unit, unless eligibility is required by the terms of any collective bargaining agreement, and (c) is not a nonresident alien. A newly hired or rehired employee may roll over a distribution from another qualified plan or from a qualifying individual retirement rollover account into the Plan within 60 days of the employee's eligibility to participate in the Plan or 60 days from the date of distribution from another qualified plan or from a qualifying individual retirement rollover account, whichever is later.

Merger of the Company's
Employee Stock Ownership Plan
_____________________________

Effective September 1, 1992, the Plan was amended and restated to merge the Company's Employee Stock Ownership Plan (ESOP) into the Plan.

Trustee
_______

First City National Bank of Houston was the trustee of the Plan through September 1, 1992, at which time Fidelity Management Trust Company (FMTC or the Plan Trustee) was named the Plan Trustee and record keeper. The powers, duties and obligations of the Plan Trustee are as set forth in the trust agreement between the Company and the Plan Trustee dated September 1, 1992.

Vesting
_______

Employees vest in the Company's contributions at a rate of 20 percent per year of service after they become a participant in the Plan. Participants whose employment is terminated due to death, disability or retirement or who are employees on their 65th birthday will be fully vested in the Company's contributions. Nonvested Company contributions are forfeited five years after the employee's termination date. Forfeitures are first applied to reduce the Company's contribution, if any, then to pay the administrative expenses of the Plan. Forfeitures in 1993 and 1992 were approximately $76,807 and $39,408, respectively.


Administration
______________

The Plan is administered by the Thrift Plan Committee (the Committee) consisting of not less than three employees of the Company. The members of the Committee are appointed by and may be removed by the Company's board of directors. The members of the Committee and their alternates receive no compensation for their services as such, but are paid by the Company as its employees.

Voting Rights
_____________

All shares of Transco Energy Company common stock credited to a participant's account are voted in confidence by the Plan Trustee, in accordance with the participant's written instructions. In the absence of written voting instructions at least five days prior to the date of the meeting at which the vote is to be taken, the Plan Trustee may vote the shares in its discretion.

Investment Programs
___________________

Participants may direct the Plan Trustee, at intervals as provided by the Plan, to invest all or part of their account in the Plan investment options:

The present investment options of the Plan are as follows:

Fixed Income Fund                  -  Funds are invested in bonds, debentures,
_________________
                                      notes or other evidences of indebtedness and any other property with a fixed rate of return, including guaranteed investment contracts.

Fidelity Magellan Fund             -  Funds are invested in growth-oriented
______________________
                                      securities such as common stocks and
                                      securities convertible into common stock and mutual funds invested primarily in common stock.

Fidelity Puritan Fund              -  Funds are invested in a diversified
_____________________
                                      portfolio including common stocks,
                                      preferred stocks, bonds, debentures,
                                      mortgages or other evidences of
                                      indebtedness or ownership, common trust
                                      funds or mutual funds.

Fidelity Retirement Money          -  Funds are invested in obligations issued
Market Portfolio                      or guaranteed by the U.S. Government (the
_________________________
                                      Money Market Portfolio).

Fidelity Contrafund                -  Funds are invested in common stocks and
____________________
                                      securities convertible into common stock of companies believed to be out of favor or undervalued.

Fidelity OTC Portfolio             -  Funds are invested in common stocks,
______________________
                                      preferred stocks, securities convertible into common stocks and debt securities on the over-the-counter (OTC) securities market.

Transco Common Stock Fund          -  Funds are invested in Transco common
_________________________
                                      stock.

Contributions, Withdrawals,
Terminations and Distributions
______________________________

Participants are permitted to contribute from 1 percent to 12 percent (in 1 percent increments) of monthly base compensation, subject to certain limitations for "highly compensated" employees, to the Regular Thrift Account and/or from 1 percent to 12 percent (in 1 percent increments) to the Supplemental Retirement Account (SRA). However, combined contributions to the Regular Thrift Account and the SRA may not exceed a total of 12 percent of such participant's monthly base compensation. Company matching contributions to the Regular Thrift Account and the SRA were suspended on January 1, 1987, due to the establishment of the Company's Tran$tock Employee Stock Ownership Plan.

Participants who have participated in the Plan for at least 60 months, provided they have not made a partial withdrawal during the preceding six months, may make a total or partial withdrawal of their total vested amount from their previous contributions and employer matching contributions, net of previous withdrawals. However, a six-month suspension from additional participant and employer matching contributions results from participants making a total withdrawal.

When a participant's employment with the Company is terminated for any reason or upon death or retirement, the entire vested balance in the participant's account becomes eligible for distribution to the participant, the participant's beneficiaries or legal representatives.

Net assets available for plan benefits as of December 31, 1992 includes amounts pending distribution to participants of approximately $1,511,500. There were no amounts pending distribution at December 31, 1993.

Participant Loans
_________________

Participants may borrow from $1,000 to a maximum amount of lesser of 50 percent of each participant's total asset value of their vested Plan assets or $50,000, reduced by the excess, if any, of the highest loan balance outstanding in the previous year over the loan balance currently outstanding. Loans are limited to two loans per calendar year with no more than two loans outstanding at any one time. The term of the loan may be for any number of consecutive six-month periods up to a maximum of five years. All loans must be repaid within 90 days of a participant's separation from the Company. Interest rates charged on loans are established by the Committee based on commercially comparable rates at the time of the loan. Repayment of the principal and interest of a loan is invested according to the participant's current investment directions for future contributions to the Plan.

2.   SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES:
     ______________________

Basis of Accounting
___________________

The financial statements of the Plan are presented on the accrual basis of accounting. A separate account is maintained for each participant, reflecting the balance of investments and cash credited thereto, net of withdrawals.

Asset Valuation
_______________

The assets of the Plan are recorded at cost in the participants' accounts and converted to market value for financial statement presentation. Pursuant to Department of Labor regulations, the realized gain or loss on the sale of Plan assets, withdrawals of securities in kind and unrealized appreciation or depreciation of Plan assets are based on the value of those assets at the beginning of the Plan year or at the time of purchase, if acquired during the year.

Dividends and Interest Income
_____________________________

For participant record-keeping purposes, cash dividends on the Company's common stock are credited to the participant's account when received by the Plan Trustee. Interest on Money Market Portfolio and Fixed Income Funds is credited monthly to the participant's account.

Expenses
________

The participant's account is charged with expenses in connection with the purchase and sale of the participant's securities. All expenses incurred in the administration of the Plan are borne by the Company. Cash from the sale of investments not yet distributed or contributions not yet invested in the Plan options is invested in short-term securities or pooled investment funds, and the related earnings are used to reduce the Plan Trustee's fee.

Reclassifications
_________________

Certain reclassifications have been made to the 1992 financial statements to conform to the 1993 presentation.

3.   FEDERAL INCOME TAXES
     ____________________

The Plan obtained its latest determination letter on July 2, 1990, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 1993 and 1992.

4.   AMENDMENT AND TERMINATION:
     __________________________

The Company has reserved the right to amend, modify or terminate the Plan or the trust at any time and may at any time terminate the operation of the Plan with respect to its employees. No amendment, change or modification of the Plan or the trust agreement may be made which will deprive participants of their benefits under the Plan, alter the basic purpose of the Plan or give the Company any rights in funds contributed to or in assets held by the Plan Trustee, without the consent of the participants, or which will alter the duties or liabilities of the Plan Trustee without its consent. In the event that any modification of the Plan would adversely affect the rights of participants as to the use of or withdrawal from their accounts, they shall have the option for a period of 90 days to withdraw their entire account balances. The Company intends to continue the Plan indefinitely.

                                                                                                                        Exhibit I
                                                        TRANSCO ENERGY COMPANY THRIFT PLAN
                                                        __________________________________


                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY OPTION
                                     ________________________________________________________________________

                                                     FOR THE PLAN YEAR ENDED DECEMBER 31, 1993
                                                     _________________________________________



                            Transco                                        Fidelity
                            Energy       Fixed                            Retirement
                            Company     Income      Fidelity    Fidelity     Money     Fidelity  Fidelity
                            Common       (GIC)       Puritan    Magellan    Market        OTC     Contra-   Participant
                             Stock       Fund         Fund        Fund     Portfolio   Portfolio   Fund        Loans       Total
                         ___________ ____________ ___________ ___________ __________ __________ __________ ___________ ____________
INVESTMENT INCOME:
  Cash dividends         $  394,410   $        0   $       0   $       0   $      0   $      0   $      0   $       0   $  394,410
  Interest on investments         -    4,336,312     279,777     843,959     32,407      9,983     34,648           0    5,537,086
  Interest on participant
    loans                    12,096       37,680       4,191      14,303        857        196        532           0       69,855
                         ___________ ____________ ___________ ___________ __________ __________ __________ ___________ ____________

  Total investment income   406,506    4,373,992     283,968     858,262     33,264     10,179     35,180           0    6,001,351
                         ___________ ____________ ___________ ___________ __________ __________ __________ ___________ ____________

NET REALIZED GAIN (LOSS) ON
  INVESTMENTS               235,195            0      20,498     106,549          0        101        745           0      363,088

NET UNREALIZED APPRECIATION
  (DEPRECIATION) OF
  INVESTMENTS              (308,955)           0     (32,788)    541,338          0     (4,629)   (17,041)          0      177,925

PARTICIPANT CONTRIBUTIONS   979,504    1,644,044     423,687   1,204,072     65,400     12,756    100,144           0    4,429,607

WITHDRAWALS AND
  DISTRIBUTIONS          (2,003,767) (10,053,586)    (64,697)   (689,182)   (50,508)         0        (10)          0  (12,861,750)

INTERFUND TRANSFERS, net (1,063,089)  (2,615,173)  1,547,959   1,596,533     64,072     83,833    385,865           0            0

PARTICIPANT LOANS, net      (21,835)    (496,756)     15,677     (60,088)    (3,083)       891     (1,852)    567,046            0
                         ___________ ____________ ___________ ___________ __________ __________ __________ ___________ ____________

INCREASE (DECREASE) IN
  NET ASSETS AVAILABLE
  FOR PLAN BENEFITS      (1,776,441)  (7,147,479)  2,194,304   3,557,484    109,145    103,131    503,031     567,046   (1,889,779)

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  beginning of year      20,828,775   65,102,132     232,649   5,036,728    764,681          0          0     639,911   92,604,876
                         ___________ ____________ ___________ ___________ __________ __________ __________ ___________ ____________

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year            $19,052,334  $57,954,653  $2,426,953  $8,594,212  $873,826   $103,131   $503,031   $1,206,957  $90,715,097
                        ____________ ____________ ___________ ___________ __________ __________ __________ ___________ ____________
                        ____________ ____________ ___________ ___________ __________ __________ __________ ___________ ____________


                                      This exhibit is an integral part of the attached financial statements.

                                                                                 SCHEDULE I
                                     TRANSCO ENERGY COMPANY THRIFT PLAN
                                     __________________________________

                               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              ________________________________________________

                                           AS OF DECEMBER 31, 1993
                                          ________________________


   Identity of                                     Number of
     Issuer                 Description             Shares         Cost       Current Value
_______________   ____________________________    ___________ _____________  _____________

  Transco Energy
  Company           Common stock *                 1,348,837   $ 37,491,354   $ 19,052,334

  FIXED INCOME FUND:
  Life of Virginia  Guaranteed Investment
                     Contract                      5,938,460      5,938,460      5,938,460
  Metropolitan Life Guaranteed Investment
                     Contract                     37,531,773     37,531,773     37,531,773
  Peoples Security  Guaranteed Investment
   Life              Contract                      8,810,005      8,810,005      8,810,005
  Provident Life    Guaranteed Investment
                     Contract                      4,711,933      4,711,933      4,711,933
  Fidelity
  Management Trust
  Company           U. S. Government Reserve *       962,482        962,482        962,482

  FIDELITY INVESTMENTS:
  Fidelity          Magellan Fund *                  121,302      8,115,637      8,594,212
  Fidelity          Puritan Fund *                   154,092      2,442,738      2,426,953
  Fidelity          Retirement Money Market
                     Portfolio *                     873,826        873,826        873,826
  Fidelity          Contrafund *                      16,311        521,723        503,031
  Fidelity          OTC Portfolio *                    4,272        107,706        103,131

                    LOANS RECEIVABLE FROM
                    PARTICIPANTS, 7% interest                                    1,206,957
                                                              _____________  _____________

                    Total assets held for
                     investment purposes                       $107,507,637   $ 90,715,097
                                                              _____________  _____________
                                                              _____________  _____________

                    * Party-in-interest investment


                                                                                                                        SCHEDULE II
                                                        TRANSCO ENERGY COMPANY THRIFT PLAN
                                                        __________________________________


                                                        SCHEDULE OF REPORTABLE TRANSACTIONS
                                                        ___________________________________

                                                     FOR THE PLAN YEAR ENDED DECEMBER 31, 1993
                                                     _________________________________________





                                         Description of Transactions
                                         ___________________________

   Identity of                                      Number of           Purchase      Selling      Cost of
                                           __________________________
  Party Involved      Description of Asset   Purchases       Sales       Price         Price**     Asset Sold     Net Gain (Loss)
__________________________________________ ___________    __________  ___________   ___________  ____________ _________________

  Transco Energy
  Company              Common Stock*           110              82    $ 1,638,898   $ 3,341,579   $ 5,870,596      $(2,529,017)

  Life of Virginia     Guaranteed
                       Investment Contract*      1               6      6,400,000       751,834       751,834                -

  Metropolitan Life    Guaranteed
                       Investment Contract*      _               8              -    30,090,987    30,090,987                -

  Peoples Security LifeGuaranteed
                      Investment Contract*       1               6      9,500,000     1,115,690     1,115,690                -

  Provident Life       Guaranteed
                      Investment Contract*       2               6      5,050,000       594,916       594,916                -

  Fidelity             Fidelity Magellan Fund* 140              70      4,128,983     1,219,387     1,165,677           53,710

  Fidelity Management
  Trust Company        U.S. Govt. Reserve*      95             113     39,781,574    39,456,520    39,456,520               -

 *  Party-in-interest transaction
**  Selling price equals the current value of asset on applicable transaction date.



                                   The accompanying financial statements are an integral part of this schedule.

                                         SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Thrift Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                          TRANSCO ENERGY COMPANY
                                          THRIFT PLAN





Date:  June 28, 1994                            By:   /s/ D. E. Varner
     ______________________                     ________________________
                                                D. E. Varner
                                                Senior Vice President, General
                                                Counsel and Secretary -
                                                Transco Energy Company
                                                Member of Thrift Plan Committee

                          CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                          _________________________________________


As independent public accountants, we hereby consent to the incorporation of our report, dated June 20, 1994, included in this Form 11-K into the Transco Energy Company Thrift Plan's previously filed Form S-8 Registra-tion Statement (File No. 2-64025).





                                              ARTHUR ANDERSEN & CO.





Houston, Texas
June 28, 1994